NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Jonathan H. Talcott T: 202.689.2806 jon.talcott@nelsonmullins.com	101 Constitution Avenue, NW Washington, DC 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

November 1, 2024

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	William Demarest
Kristina Marrone Kibum Park Pam Howell

RE:	Jackson Acquisition Company II
Registration Statement on Form S-1
Filed September 27, 2024
File No. 333-282393

Ladies and Gentlemen:

On behalf of Jackson Acquisition Company II (the “Company”), we are hereby responding to the letter dated October 24, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Registration Statement on Form S-1 filed on September 27, 2024 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting its Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) with the Commission today. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, and the Staff’s comments are presented in bold italics.

Registration Statement on Form S-1

Cover Page

1.	Please disclose all compensation received or to be received by the SPAC sponsor, its affiliates, and promoters. In this regard, while we note your disclosure on page 10. Please disclose the extent to which such compensation and securities issuances, including the exercise of the private placement warrants, may result in a material dilution of the purchasers’ equity interests. Lastly, please provide a cross-reference, highlighted by prominent type or in another manner, to the locations of related disclosures in the prospectus. See Item 1602(a)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and page 11 of the Amended Registration Statement.

2.	When discussing the class B ordinary shares, please revise to clarify that the class B ordinary shares will have the right to vote on the appointment or removal of directors.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and pages 23, 64, 126 and 134 of the Amended Registration Statement.

3.	Please revise the cross-references to conflicts of interest and dilution disclosures to be highlighted by prominent type or in another manner, as required by Items 1602(a)(4) and (a)(5) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page of the Amended Registration Statement.

Summary, page 1

4.	Please revise your summary section to disclose any plans to seek additional financings and how the terms of additional financings may impact unaffiliated security holders. In this regard, we note your disclosure on pages 49, 52 and 54 relating to potential additional financings, including debt and PIPE transactions. See Item 1602(b)(5) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 9, 91 and 104 of the Amended Registration Statement.

5.	When discussing the ownership of the sponsor after this offering, please revise to also disclose the ownership including the common stock included in the private placement units that will be purchased by the sponsor.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 20, 30, 56, 64, 71, 93, 134, 137 and 154 of the Amended Registration Statement.

Initial Business Combination, page 8

6.	We note the disclosure that “the NYSE listing rules require that our initial business combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the assets held in the trust account (excluding the Marketing Fee and taxes payable on the income earned on the trust account).” In light of the disclosure that the marketing fee is for additional services the underwriter will provide as an advisor in connection with the business combination, please advise how this is consistent with NYSE Rule 102.06, which only allows for the exclusion of the amount of any deferred underwriting discount held in the trust. In addition, please reconcile the reference to this fee as deferred underwriting in the dilution table on page 81 or advise.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 8, 25, 86, 101, 105, 117 and 154 of the Amended Registration Statement.

Our Acquisition Process, page 8

7.	Please state the basis for your statement here, and elsewhere that the fiduciary duties or contractual obligations of your officers or directors will not materially affect your ability to complete your initial business combination.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 8, 35, 100, 122 and 130 of the Amended Registration Statement.

Sponsor Information, page 9

8.	Please revise the disclosure outside the table to describe the extent to which the exercise of private placement warrants and the conversion of working capital loans may result in a material dilution of the purchasers’ equity interests. See Item 1602(b)(6) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and pages 11 and 85 of the Amended Registration Statement.

9.	Please include in the tabular disclosure beginning on page 11 the lock-up agreement with the underwriters as disclosed on page 162.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 12 of the Amended Registration Statement.

Redemption Rights for Public Shareholders, page 25

10.	Please clearly disclose, here and elsewhere as needed, any limitations upon redemptions, such as the requirement in the articles of incorporation that would require net tangible assets in excess of $5,000,001, as referenced on page 104. See Item 1602(b)(3) of Regulation S-K. Similarly, reconcile with disclosure on page 51 indicating there is no maximum redemption threshold.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and pages 29 and 54 of the Amended Registration Statement.

Redemption of public shares and distribution and liquidation if no initial business combination, page 29

11.	We note your disclosure on page 30 that “[i]f we are unable to complete an initial business combination within the 24-month period, we may seek an amendment to our amended and restated memorandum and articles of association to extend the period of time we have to complete an initial business combination beyond 24 months.” Please revise to disclose any limitations on extensions, including the number of times you may seek to extend. Please also disclose the consequences to the sponsor of not completing an extension of this time period. See Item 1602(b)(4) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 32, 61, 111, 112 and 142 of the Amended Registration Statement and provided additional information.

Conflicts of interest, page 31

12.	Please expand your disclosure here to discuss all actual or potential material conflict of interest between the SPAC sponsor, its affiliates, or promoters; and purchasers in the offering, including conflicts of interest relating to founder shares and private placement units expiring worthless, repayment of loans, reimbursement of the sponsor and others for any out-of-pocket expenses and forfeiture of fees in the event you do not complete a de-SPAC transaction within the allotted time. See Item 1602(b)(7) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 34, 121 and 131 of the Amended Registration Statement.

Risk Factors, page 37

13.	We note your disclosure on page 12 that “in order to facilitate our initial business combination or for any other reason determined by our sponsor in its sole discretion, our sponsor may surrender or forfeit, transfer or exchange our founder shares, private placement units or any of our other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities.” Please add risk factor disclosure regarding any risk that the sponsor may remove itself as sponsor from the company before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has added a risk factor on page 73 of the Amended Registration Statement.

14.	Please include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC transaction. Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has added a risk factor on page 77 of the Amended Registration Statement.

Risks Relating to our Search for, Consummation of, or Inability to Consummate, a Business Combination . . .

We may not be able to complete an initial business combination . . . , page 42

15.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person.

Response: We inform the Staff that the sponsor is a limited liability company organized in the state of Georgia and is not controlled by, and does not have substantial ties with, a non-U.S. person, and that the Company has revised its disclosure on page 45 of the Amended Registration Statement to reflect this.

If we are deemed to be an investment company under the Investment Company Act . . . , page 46

16.	Where you disclose the risk that you may be considered to be operating as an unregistered investment company, please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

Response: The Company acknowledges and the Staff’s comment and advises the Staff that it has added a risk factor on page 50 of the Amended Registration Statement.

Risks Relating to our Securities

We may issue our shares to investors in connection with our initial business combination . . . , page 54

17.	We note your disclosure that potential PIPE transactions are meant to enable you to provide sufficient liquidity to the post-business combination entity. Clearly disclose their impact to you and investors, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. If true, disclose that the agreements are intended to ensure a return on investment to the investor in return for funds facilitating the sponsor’s completion of the business combination or providing sufficient liquidity.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the risk factor disclosure on page 58 of the Amended Registration Statement.

Dilution, page 80

18.	Please revise the disclosure outside of the table to describe each material potential source of future dilution following the registered offering by the special purpose acquisition company, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. Your revisions should address, but not be limited to, shares that may be issued in connection with the closing of your initial business combination, additional financing in connection with the closing of your initial business combination, and up to $1,500,000 of working capital loans that may be convertible into private placement warrants. See Item 1602(c) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has included this disclosure on page 85 of the Amended Registration Statement.

Related Party Transactions, page 87

19.	Please reconcile the disclosure regarding the fee to be paid to Roth of “a fee equal to the product of 4.0% and the amount in the trust account up to $100 million upon the consummation of our initial business combination” with the disclosure elsewhere that references this fee as a $8 million fee.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 24, 53, 90, 94, 104 and 171 of the Amended Registration Statement to reconcile this inconsistency.

Proposed Business

Permitted purchases and other transactions with respect to our securities, page 102

20.	Please revise your disclosure here, and on pages 24 and 42 to explain how such purchases would comply with Rule 14e-5. While we note your disclosure regarding Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01, your disclosure does not seem consistent with all of requisite representations. For example, we note the disclosure on page 102 that the purpose of such transactions could be to vote in favor of the business combination, and we note the letter agreement requires the initial shareholders to vote any public shares in favor of a business combination, as disclosed on page 126. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 21, 26, 40, 109, 133, 142 and 143 to reconcile this inconsistency.

Conflicts of Interest, page 115

21.	Please revise to disclose the nominal price paid for the founder shares, and any actual or potential material conflicts of interest relating to compensation, repayment of loans, and reimbursements of expenses that will be paid to your sponsor, officers, or directors. Your disclosure should include conflicts between your sponsor or its affiliates, or your officers, directors or promoters on one hand, and your unaffiliated security holders on the other. See Item 1603(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 34, 121, 126, 130 and 131 of the Amended Registration Statement.

Management

Officer and Director Compensation, page 120

22.	Please revise to include the membership interests in the sponsor to be received by your independent directors, as disclosed on page 9. See Item 402(r)(3) of Regulation SK.

Response: In response to the Staff’s comment, we have revised pages 10 and 126 of the Amended Registration Statement to remove references to membership interests in the sponsor to be received by the Company’s independent directors, as the sole member of the sponsor holds 100% of the sponsor’s membership interests.

Transfers of Founder Shares and Private Placement Units, page 128

23.	Please revise to disclose those circumstances when the members of the sponsor may transfer their membership interests, as required by Item 1603(a)(6) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised page 73 of the Amended Registration Statement to refer to circumstances under which membership interests in the sponsor may be transferred, as there are no restrictions on the sponsor transferring membership interests other than those in the letter agreement, and the sole member of the sponsor is the holder of 100% of the sponsor’s membership interests.

Exhibits

24.	Please include the consents of the director nominees, as required by Rule 438 of Regulation C.

Response: In response to the Staff’s comment, the Company has included copies of the consents of the director nominees in this filing of the Amended Registration Statement.

General

25.	We note reference on the cover page and the summary to non-managing sponsor investors participating in the private placement indirectly through interests in the sponsor. Please revise to provide clear disclosure of the participation.

Response: In response to the Staff’s comment, we have revised the Amended Registration Statement to remove references to non-managing sponsor investors participating through membership interests in the sponsor, as the sole member of the sponsor is the holder of 100% of the sponsor’s membership interests.

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If you have any additional questions regarding any of our responses or the Amended Registration Statement, please do not hesitate to contact Jon Talcott at (202) 689-2806.

Very truly yours,

/s/ Jonathan H. Talcott
Jonathan H. Talcott

cc:	Richard Jackson, Chief Executive Officer, Jackson Acquisition Company II Peter Strand, Nelson Mullins Riley & Scarborough LLP Mike Bradshaw, Nelson Mullins Riley & Scarborough LLP